Exhibit 11.1

     WIRELESS TELECOM GROUP, INC.
COMPUTATION OF PER SHARE EARNINGS
(Unaudited)

	For the Three Months
	Ended March 31,
	2007	2006
Net Income	$ 663,243	$ 1,016,505
BASIC EARNINGS:
Weighted average number of common shares
outstanding	25,853,851	25,722,852
Basic earnings per common share	$ 0.03	$ 0.04
DILUTED EARNINGS:
Weighted average number of common shares
outstanding	25,853,851	25,722,852
Assumed exercise of stock options	115,938	131,224
Weighted average number of common shares
outstanding, as adjusted	25,969,789	25,854,076
Diluted earnings per common share	$ 0.03	$ 0.04